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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-101)

           Information to be Included in Statements Filed Pursuant to
      Rule 13d-1(a) and Amendments thereto Filed Pursuant to Rule 13d-2(a)

                               (Amendment No. 5)*

                            TRITON PCS HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    896775103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                              O'Melveny & Myers LLP
                        30 Rockefeller Plaza, 24th Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 January 1, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject to this Schedule 13D, and is filing this schedule because ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13-d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      J.P. Morgan Partners (23A SBIC), L.P. (formerly known as
      J.P. Morgan Partners (23A SBIC), LLC
      13-337-6808
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (see Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
           NUMBER OF              7     SOLE VOTING POWER

            SHARES                      9,082,907 Class A Common Stock
                                        (includes Restricted Stock for 44,250)
         BENEFICIALLY             ----------------------------------------------
                                  8     SHARED VOTING POWER
           OWNED BY
                                        Not applicable.
             EACH                 ----------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
           REPORTING
                                        9,082,907 Class A Common Stock (includes
          PERSON WITH                   Restricted Stock for 44,250 Shares)
                                  ----------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        Not applicable.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,082,907 Class A Common Stock (includes Restricted Stock for 44,250
      Shares)
--------------------------------------------------------------------------------
12    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (see Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      J.P. Morgan (SBIC) LLC (the successor to J.P. Morgan Investment
      Corporation)
      13-3610568

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (see Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
           NUMBER OF              7     SOLE VOTING POWER

            SHARES                      7,549,104 Class B Non-voting
                                        Common Stock
         BENEFICIALLY             ----------------------------------------------
                                  8     SHARED VOTING POWER
           OWNED BY
                                        Not applicable.
             EACH                 ----------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
           REPORTING
                                        7,549, 104 Class B Non-voting
          PERSON WITH                   Common Stock
                                  ----------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        Not applicable.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,549,104 Class B Non-voting Common Stock
--------------------------------------------------------------------------------
12    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (see Instructions)

      OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      60 Wall Street SBIC Fund, L.P.
      13-3926426
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (see Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
           NUMBER OF              7     SOLE VOTING POWER

            SHARES                      376,995 Class B Non-voting
                                        Common Stock
         BENEFICIALLY             ----------------------------------------------
                                  8     SHARED VOTING POWER
           OWNED BY
                                        Not applicable.
             EACH                 ----------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
           REPORTING
                                        376,995 Class B Non-voting
          PERSON WITH                   Common Stock
                                  ----------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        Not applicable.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      376,995 Class B Non-voting Common Stock
--------------------------------------------------------------------------------
12    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (see Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

Preliminary Note: The information contained in this Schedule 13D/A has been amended to reflect an increase in the amount of Shares reported by J.P. Morgan Partners (23A SBIC), L.P. as a result of vesting of Restricted Stock, and a change in the executive officers of the Controlling Persons of the Reporting Persons.

Item 1. Security and Issuer.

      This statement (the "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, sometimes referred to herein as the "Common Stock"), of Triton PCS Holdings, Inc. (the "Issuer"). The Class B Common Stock may be converted at any time at the option of the holder thereof into an equivalent number of shares of Class A Common Stock. The Issuer's principal executive offices are located at 375 Technology Drive, Malvern, PA 19355.

Item 2. Identity and Background.

      This Statement is being filed by each of the following Reporting Persons:
      (i) J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC and CB Capital Investors, L.P.), a Delaware limited Partnership (hereinafter referred to as "JPMP (SBIC)") whose principal office is located at c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, New York, New York 10020, (ii) J.P. Morgan SBIC LLC, a Delaware limited liability company (hereinafter referred to as "JPM SBIC"), whose principal office is located at 60 Wall Street, New York, New York 10260, and (iii) Sixty Wall Street SBIC Fund, L.P., a Delaware limited partnership (hereinafter referred to as "Sixty Wall"), whose principal office is located at 60 Wall Street, New York, New York 10260.

      JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (SBIC Manager)", whose principal business office is located at the same address as JPMP
      (SBIC). JPMP (SBIC Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP
      (SBIC) Manager (the "JPMP (SBIC) Manager Disclosed Parties"). As the general partner of JPMP (SBIC), JPMP (SBIC Manager) may be deemed to beneficially own the shares held by JPMP (SBIC).

      JPMP (SBIC) Manager is a wholly-owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank (the "JPM Chase Bank Disclosed Parties").

      JPM SBIC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPM SBIC (the "JPM SBIC Disclosed Parties").

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

      JPM SBIC is a wholly-owned subsidiary of JPMP Capital, LLC (formerly known as J.P. Morgan Capital Corporation), a Delaware limited liability company (hereinafter referred to as "JPMP Captial), whose principal business office is located at the same address as JPM SBIC. JPMP Capital is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of JPMP Capital (the "JPMP Capital Disclosed Parties").

      Sixty Wall is also engaged in the venture capital and leveraged buyout business and is owned principally by employees of JPMorgan Chase & Co., a Delaware corporation and its direct and indirect subsidiaries. Sixty Wall co-invests with JPMP Capital and its subsidiaries.

      The general partner of Sixty Wall is Sixty Wall Street SBIC Corporation, a Delaware corporation, whose principal business address is located at the same address as Sixty Wall, JPM SBIC and JPMP Capital (hereinafter referred to as "Sixty Wall Corp."). Sixty Wall Corp. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule E hereto and incorporated herein by references are the names, business addresses, principal occupations and employments of each executive officer and director of Sixty Wall Corp. (the "Sixty Wall Corp. Disclosed Parties"). As the general partner of Sixty Wall, Sixty Wall Corp. may be deemed to beneficially own the shares held by Sixty Wall.

      Each of JPM Chase Bank, JPMP SBIC and Sixty Wall Corp. is a wholly-owned subsidiary of JPMorgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule F hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase (the "JPMorgan Chase Disclosed Parties"), and together with the JPMP (SBIC) Manager Disclosed Parties, the Chase Bank Disclosed Parties, the JPM SBIC Disclosed Parties, the JPMP Capital Disclosed Parties, and the Sixty Wall Corp. Disclosed Parties, the "Disclosed Parties").

      During the last five years, no Reporting Person or, to the knowledge of such Reporting Person, no Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

      The funds provided by JPMP (SBIC) for the purchase of the Issuer's Common Stock were obtained from JPMP (SBIC) contributed capital, which includes funds that are held available for such purpose. The funds provided by JPM SBIC for the purchase of the Issuer's Common Stock were obtained from JPM SBIC contributed capital, which includes funds that are held available for such purpose. All of the funds for Sixty Wall's purchase of the Issuer's Common Stock were obtained from Sixty Wall contributed capital, which includes funds that are held available for such purpose.

Item 4. Purpose of Transactions.

      On December 31, 2000, J.P. Morgan & Co. Incorporated merged with and into The Chase Manhattan Corporation (the "Merger"), with the surviving corporation being J.P. Morgan Chase. As a result of the Merger, J.P. Morgan Chase indirectly acquired the Issuer's Common Stock held by JPM SBIC and Sixty Wall and as a result thereof, J.P. Morgan Chase may be deemed the indirect Beneficial Owner through the Reporting Persons of 16,945,006 shares of the Issuer's Common Stock which represented 26.7% of the Issuer's outstanding Common Stock as of December 31, 2003.

      JPMP (SBIC), JPM SBIC, Sixty Wall, Private Equity Investors III, L.P. and Equity-Linked Investors-II, which collectively owned an aggregate of 56.3% of the outstanding Class A common stock of the Issuer as of March 26, 2001, have verbally agreed that they will not be selling any additional securities of the Issuer at this time. They have also verbally agreed to act together, in cooperation with the Issuer and the Issuer's management, in determining the timing and extent of future sales of securities of the Issuer. The foregoing entities should be deemed to be acting together for such purposes until further notice.

      The acquisition of the Issuer's equity securities has been made by JPMP
      (SBIC), JPM SBIC and Sixty Wall for investment purposes. Although none of JPMP (SBIC), JPM SBIC and Sixty Wall has a present intention to do so, each of JPMP (SBIC), JPM SBIC and Sixty Wall may make additional purchases of the Issuer's Common Stock either in the open market or in privately negotiated transaction, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, each of JPMP (SBIC), JPM SBIC and Sixty Wall may decide to sell al or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

      Except as set forth in this Item 4, none of JPMP (SBIC), JPM SBIC and Sixty Wall has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
      Schedule 13D. However, JPMP (SBIC), JPM SBIC and Sixty Wall each reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12 (g) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

      JPMP (SBIC) may be deemed the beneficial owner of 9,082,907 shares of Common Stock, which represents 12.9% of the Issuer's Common Stock as of December 31, 2004. JPMP (SBIC) has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock. JPM SBIC may be deemed beneficial owner of 7,549,104 shares of the Issuer's Non-Voting Common Stock, which represents 10.8% of the outstanding shares of the Issuer's Common Stock as of December 31, 2003. JPM SBIC has the sole voting power and dispositive power with respect to its shares of the Issuer's Non-Voting Common Stock. Sixty Wall may be deemed the beneficial owner of 376,995 shares of the Issuer's Non-Voting Common Stock, which represents 0.5% of the Issuer's Common Stock as of December 31, 2003. Sixty Wall has the sole voting power and dispositive power with respect to its shares of the Issuer's Non-Voting Common Stock. Each of JPMP (SBIC), JPM and Sixty Wall disclaims that it is a member of a group with any other persons either for purposes of this Statement or for any other purpose related to its beneficial ownership of the Issuer's securities.

      Each of the Reporting Persons is a party to the agreement described in the second paragraph of Item 4 (the "Agreement"), and as such, they may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of the Issuer's Common Stock (a "Group"). Each Reporting Person disclaims membership in any Group and disclaims beneficial ownership of any shares of Common Stock held by any of the other parties to the Agreement or any member of a Group that might be attributed to them by reason of the Agreement. The filing of this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute such a person or group. Each Reporting Person is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person other than itself and its related persons or entities.

      On December 7, 2001, JPMP (SBIC) sold 2,395,457 shares of Class A Common Stock for a purchase price of $29.10 per share in an open market transaction.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

      On July 1, 2002, Arnold L. Chavkin, an executive officer of the Reporting Persons and a director of the Issuer, received a stock award (the "Stock Award") pursuant to a Director Stock Award Agreement by and between Triton PCS Holdings and Arnold L. Chavkin, dated as of July 1, 2002, a copy of which is attached hereto as Exhibit B and incorporated herein by reference. The Stock Award vests in five equal annual installments commencing June 1, 2003. On June 1, 2003, 4,750 shares vested under the Stock Award. On June 1, 2004, 4,750 shares vested under the Stock Award. Mr. Chavkin is obligated to transfer these shares to JPMP (SBIC) at its request.

      Except as reported in Item 4 above and incorporated herein by reference, there have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement.

      No person other than JPMP (SBIC), JPM SBIC and Sixty Wall, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common stock owned beneficially by JPMP (SBIC), JPM SBIC and Sixty Wall.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Stockholders Agreement. Each of JPMP (SBIC), JPM SBIC and Sixty Wall are parties to the First Amended and Restated Stockholders Agreement, dated October 27, 1999, by and among the Issuer and certain of its stockholders, a copy of which is attached as Exhibit A hereto and is incorporated by reference herein.

      Verbal Agreement. Each of JPMP (SBIC), JPM SBIC and Sixty Wall is a party to the verbal agreement described in the second paragraph of Item 4 of this Statement, which description is incorporated by reference herein in response to this Item.

Item 7. Material to be Filed as Exhibits.

SCHEDULE A

Item 2 information for executive officers and directors of JPMP (SBIC) Manager.

SCHEDULE B

Item 2 information for executive officers and directors of Chase Bank.

SCHEDULE C

Item 2 information for executive officers and directors of JPM SBIC.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

SCHEDULE D

Item 2 information for executive officers and directors of JPMCC.

SCHEDULE E

Item 2 information for executive officers and directors of Sixty Wall Corp.

SCHEDULE F

Item 2 information for executive officers and directors of JP Morgan Chase.

EXHIBIT A

First Amended and Restated Stockholders Agreement, dated October 27, 1999 by and among Triton PCS Holdings, Inc., AT&T Wireless PCS, L.L.C., and the other parties appearing on the signature pages thereto.*

EXHIBIT B

Restricted Stock Agreement dated July 1, 2002.*

EXHIBIT C

Joint Filing Agreement*

*Filed previously.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005             J.P. MORGAN PARTNERS (23A SBIC), L.P.
-----------------
     Date
                              By: J.P. Morgan Partners (23A SBIC Manager), Inc.
                                  its General Partner


                              By: /s/ Jeffrey C. Walker
                                  ----------------------------------------------
                                  Name: Jeffrey C. Walker
                                  Title: President

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005             J.P. MORGAN SBIC LLC
-----------------
    Date

                              By: /s/ Jeffrey C. Walker
                                  ----------------------------------------------
                                  Name: Jeffrey C. Walker
                                  Title: President

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005             SIXTY WALL STREET SBIC FUND, L.P.
-----------------
    Date
                              By: Sixty Wall Street SBIC Corporation,
                                  its General Partner


                              By: /s/ Jeffrey C. Walker
                                  ----------------------------------------------
                                  Name: Jeffrey C. Walker
                                  Title: President

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC.

                             Executive Officers(1)

President                                       Jeffrey C. Walker*
Chief Investment Officer                        Arnold L. Chavkin*
Managing Director                               Srinivas Akkaraju*
Managing Director                               Christopher Albinson*
Managing Director                               Dr. Dana Beth Ardi*
Managing Director                               Richard Aube*
Managing Director                               Christopher C. Behrens*
Managing Director                               John Breckenridge*
Managing Director                               Julie Casella-Esposito*
Managing Director                               Rodney A. Ferguson*
Managing Director                               Cornell P. French*
Managing Director                               Michael R. Hannon*
Managing Director                               Matthew Lori*
Managing Director                               Jonathan R. Lynch*
Managing Director                               Bryan Martin*
Managing Director                               Sunil Mishra*
Managing Director                               Stephen P. Murray*
Managing Director                               Timothy Purcell*
Managing Director                               John Reardon*
Managing Director                               Faith Rosenfeld*
Managing Director                               Shahan D. Soghikian*
Managing Director                               William Stuck*
Managing Director                               Patrick J. Sullivan*
Managing Director                               Timothy J. Walsh*
Managing Director                               Richard D. Waters, Jr. *
Managing Director                               Damion E. Wicker, M.D.*

                                  Directors(1)

                               Jeffrey C. Walker*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE B

                               EXECUTIVE OFFICERS
                   JPMORGAN CHASE BANK, A NATIONAL ASSOCIATION

                                  Directors(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
President and Chief Operating Officer                   James Dimon*
Chief Information Officer                               Austin A. Adams*
Co-Chairman, Investment Bank                            Steven D. Black*
Chief Executive Officer, Card Services                  William I. Campbell*
Chief Financial Officer                                 Michael J. Cavanagh*
Chairman, West Coast Region                             David A. Coulter*
Director of Human Resources,
  Head of Real Estate/Facilities,
  General Services, Security                            John J. Farrell*
Co-General Counsel                                      Joan Guggenheimer*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Head, Commercial Banking                                Samuel Todd Maclin*
Head, Strategy and Business Development                 Jay Mandelbaum*
Co-General Counsel                                      William H. McDavid*
Chief Executive Officer,
  Treasury & Securities Services                        Heidi Miller*
Head, Retail Financial Services                         Charles W. Scharf*
Executive Vice President, Card Services                 Richard J. Srednicki*
Head, Asset & Wealth Management                         James E. Staley*
Chief Risk Officer                                      Don M. Wilson III*
Co-Chairman, Investment Bank                            William T. Winters*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

                                  Directors(1)

                                     Principal Occupation or Employment;
Name                                 Business or Residence Address
--------------------------------------------------------------------------------
William B. Harrison, Jr.             Chairman and Chief Executive Office
                                     JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                          President and Chief Operating Officer
                                     JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
David A. Coulter                     Chairman, West Coast Region
                                     JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
Michael J. Cavanaugh                 Chief Financial Officer
                                     JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
Charles W. Scharf                    Head of Retail Financial Services
                                     JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
Don M. Wilson III                    Chief Risk Officer
                                     JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------

----------
(1)   Each of whom are U.S. Citizens

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE C

                                JPMORGAN SBIC LLC

                              Executive Officers(1)

President                                       Jeffrey C. Walker*
Chief Investment Officer                        Arnold L. Chavkin*
Managing Director                               Srinivas Akkaraju*
Managing Director                               Christopher Albinson*
Managing Director                               Dr. Dana Beth Ardi*
Managing Director                               Richard Aube*
Managing Director                               Christopher C. Behrens*
Managing Director                               John Breckenridge*
Managing Director                               Julie Casella-Esposito*
Managing Director                               Rodney A. Ferguson*
Managing Director                               Cornell P. French*
Managing Director                               Michael R. Hannon*
Managing Director                               Matthew Lori*
Managing Director                               Jonathan R. Lynch*
Managing Director                               Bryan Martin*
Managing Director                               Sunil Mishra*
Managing Director                               Stephen P. Murray*
Managing Director                               Timothy Purcell*
Managing Director                               John Reardon*
Managing Director                               Faith Rosenfeld*
Managing Director                               Shahan D. Soghikian*
Managing Director                               William Stuck*
Managing Director                               Patrick J. Sullivan*
Managing Director                               Timothy J. Walsh*
Managing Director                               Richard D. Waters, Jr. *
Managing Director                               Damion E. Wicker, M.D.*

                                   Directors(1)

                               Jeffrey C. Walker*
----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE D

                                JPMP CAPITAL LLC

                              Executive Officers(1)

President                                       Jeffrey C. Walker*
Chief Investment Officer                        Arnold L. Chavkin*
Managing Director                               Srinivas Akkaraju*
Managing Director                               Christopher Albinson*
Managing Director                               Dr. Dana Beth Ardi*
Managing Director                               Richard Aube*
Managing Director                               Christopher C. Behrens*
Managing Director                               John Breckenridge*
Managing Director                               Julie Casella-Esposito*
Managing Director                               Rodney A. Ferguson*
Managing Director                               Cornell P. French*
Managing Director                               Michael R. Hannon*
Managing Director                               Matthew Lori*
Managing Director                               Jonathan R. Lynch*
Managing Director                               Bryan Martin*
Managing Director                               Sunil Mishra*
Managing Director                               Stephen P. Murray*
Managing Director                               Timothy Purcell*
Managing Director                               John Reardon*
Managing Director                               Faith Rosenfeld*
Managing Director                               Shahan D. Soghikian*
Managing Director                               William Stuck*
Managing Director                               Patrick J. Sullivan*
Managing Director                               Timothy J. Walsh*
Managing Director                               Richard D. Waters, Jr. *
Managing Director                               Damion E. Wicker, M.D.*

                                  Directors(1)

                               Jeffrey C. Walker*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE E

                       SIXTY WALL STREET SBIC CORPORATION

                              Executive Officers(1)

President                                       Jeffrey C. Walker*
Chief Investment Officer                        Arnold L. Chavkin*
Managing Director                               Srinivas Akkaraju*
Managing Director                               Christopher Albinson*
Managing Director                               Dr. Dana Beth Ardi*
Managing Director                               Richard Aube*
Managing Director                               Christopher C. Behrens*
Managing Director                               John Breckenridge*
Managing Director                               Julie Casella-Esposito*
Managing Director                               Rodney A. Ferguson*
Managing Director                               Cornell P. French*
Managing Director                               Michael R. Hannon*
Managing Director                               Matthew Lori*
Managing Director                               Jonathan R. Lynch*
Managing Director                               Bryan Martin*
Managing Director                               Sunil Mishra*
Managing Director                               Stephen P. Murray*
Managing Director                               Timothy Purcell*
Managing Director                               John Reardon*
Managing Director                               Faith Rosenfeld*
Managing Director                               Shahan D. Soghikian*
Managing Director                               William Stuck*
Managing Director                               Patrick J. Sullivan*
Managing Director                               Timothy J. Walsh*
Managing Director                               Richard D. Waters, Jr. *
Managing Director                               Damion E. Wicker, M.D.*

                                   Directors(1)

                               Jeffrey C. Walker*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

                                                                      SCHEDULE F

                              JPMORGAN CHASE & CO.

                              Executive Officers(1)

Chairman of the Board and Chief Executive Officer      William B. Harrison Jr.*
President and Chief Operating Officer                  James Dimon*
Chief Information Officer                              Austin A. Adams*
Co-Chairman, Investment Bank                           Steven D. Black*
Chief Executive Officer, Card Services                 William I. Campbell*
Chief Financial Officer                                Michael J. Cavanagh*
Chairman, West Coast Region                            David A. Coulter*
Director of Human Resources,
  Head of Real Estate/Facilities,
  General Services, Security                           John J. Farrell*
Co-General Counsel                                     Joan Guggenheimer*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Head, Commercial Banking                               Samuel Todd Maclin*
Head, Strategy and Business Development                Jay Mandelbaum*
Co-General Counsel                                     William H. McDavid*
Chief Executive Officer,
  Treasury & Securities Services                       Heidi Miller*
Head, Retail Financial Services                        Charles W. Scharf*
Executive Vice President, Card Services                Richard J. Srednicki*
Head, Asset & Wealth Management                        James E. Staley*
Chief Risk Officer                                     Don M. Wilson III*
Co-Chairman, Investment Bank                           William T. Winters*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------

                                  Directors(1)

 Name                        Principal Occupation or Employment;
                             Business or Residence Address
--------------------------------------------------------------------------------
 Hans W. Becherer            Retired Chairman of the Board and
                             Chief Executive Officer
                             Deere & Company
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 John H. Biggs               Former Chairman and CEO
                             TIAA - CREF
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy         Retired Chairman of the Board
                             Honeywell International Inc.
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 Stephen B. Burke            President
                             Comcast Cable Communications, Inc.
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown               President
                             Henry Crown and Company
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                  President and Chief Operating Officer
                             JPMorgan Chase & Co.
                             270 Park Avenue, 8th Floor
                             New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter              President and Trustee
                             American Museum of Natural History
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------

----------
(1)   Each of whom is a United States citizen.

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 William H. Gray, III        Retired President and Chief Executive Officer
                             The College Fund/UNCF
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 William B. Harrison, Jr.    Chairman of the Board and Chief Executive Officer
                             JPMorgan Chase & Co.
                             270 Park Avenue, 8th Floor
                             New York, New York 10017-2070
--------------------------------------------------------------------------------
 Laban P. Jackson, Jr.       Chairman and Chief Executive Officer
                             Clear Creek Properties, Inc.
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 Lee R. Raymond              Chairman of the Board and Chief Executive Officer
                             Exxon Mobil Corporation
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 John W. Kessler             Owner
                             John W. Kessler Company
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 Robert I. Lipp              Chairman
                             The St. Paul Travelers Companies, Inc.
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 Richard A. Monoogian        Chairman and Chief Executive Officer
                             Masco Corporation
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
 David C. Novak              Chairman and Chief Executive Officer
                             Yum! Brands, Inc.
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

Issuer: Triton PCS Holdings, Inc.                        CUSIP Number: 896775103
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 John R. Stafford            Retired Chairman of the Board
                             Wyeth
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------